Exhibit 4.1

April 15, 2020

Bison Global Investment SPC for and on behalf of

Global Investment SPC-Bison Global No. 1 SP

Room 609-610, 21st Century Tower B,

No.40 Liangmaqiao Road,

Chaoyang District,

Beijing, China

Ladies and Gentlemen:

Reference is made to that certain Convertible Subordinated Promissory Note dated July 12, 2019 issued to you by Cinedigm Corp. (“Cinedigm”) having a principal amount of $10,000,000 (the “Note”). All capitalized terms used but not defined herein shall have the meanings set forth in the Note.

This letter amendment hereby amends the Note, effective as of March 4, 2020, as follows:

(a)	the Maturity Date set forth in Section 2(a) of the note shall be changed to March 4, 2021;

Except as expressly amended hereby, the Note shall remain in full force and effect. The Note, as amended hereby, is hereby ratified and confirmed. All references in the Note to “this Note” shall be deemed to refer to the Note, as amended hereby.

You hereby indemnify Cinedigm from and against any claims or damages resulting from the transfer of the Note without this letter amendment to any transferee.

This letter amendment shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any principle or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York.

This letter amendment may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same letter amendment.

Very truly yours,

CINEDIGM CORP.

By:	/s/ Gary S. Loffredo
Name: Gary S. Loffredo
Title: Chief Operating Officer

Acknowledged and agreed:

BISON GLOBAL INVESTMENT SPC

FOR AND ON BEHALF OF GLOBAL INVESTMENT SPC –

BISON GLOBAL NO.1 SP

By:	/s/ Fung Ka Chun
Name: Fung Ka Chun
Title: Director